Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127671

PROSPECTUS

545,069 Shares

[NAVTEQ logo]

Common Stock

This prospectus relates to 545,069 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling stockholders named in this prospectus.  The selling stockholders acquired the shares of our common stock in connection with our acquisition of Picture Map International Co., Ltd.  A selling stockholder may sell none, some or all of the shares offered by this prospectus.  Sales may be made by the selling stockholders in market transactions, in negotiated transactions or otherwise.  All expenses of registration incurred in connection with this offering are being borne by us, but any other expenses incurred by the selling stockholders will be borne by the selling stockholders.  We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “NVT.” The last reported sale price of our common stock on the New York Stock Exchange on September 6, 2005 was $45.00 per share.

See “Risk Factors” on page 2 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 7, 2005

TABLE OF CONTENTS

About Our Company
Risk Factors
Forward-Looking Statements
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Documents by Reference

You should rely only on the information provided in or incorporated by reference into this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT OUR COMPANY

Our Business

We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database, which is our principal product, is a highly accurate and detailed digital representation of road transportation networks in Europe, the United States, Canada and other regions. This database enables our customers to offer a broad range of dynamic navigation, route planning, location-based services and other geographic information-based products and services to consumer and commercial users. Products and services that use our database include a variety of features such as real-time, detailed turn-by-turn route guidance, driving directions, route optimization and map displays. For the year ended December 31, 2004, we had net revenue of $393 million and net income of $54 million. For the six months ended June 26, 2005, we had net revenue of $227.5 million and net income of $42.0 million.

We believe that our database is the most used source of digital map information for automotive and Internet-based navigation products and services in Europe and North America, and that we are a leading provider of such information for use in mobile devices. Every major automobile manufacturer that currently offers a navigation system in Europe and North America uses our database in one or more of its models, and virtually all of the European, Japanese and North American vehicle navigation systems manufacturers that currently offer a navigation system in Europe and North America, including Harman Becker, Alpine and Siemens, license our database. Since 1999, over 7 million vehicles have been equipped with navigation systems that use our database. Our principal Internet-based customers include AOL/MapQuest, Microsoft/MSN and Yahoo!. In 2004, these leading Internet portals and websites accounted for more than 8 billion route planning transactions derived from our database in North America. From 2001 to 2004, the number of units of our database incorporated by our customers into mobile devices increased an average of over 200% annually.

Our database offers extensive geographic coverage, including data at various levels of detail for 52 countries on five continents, covering approximately 10.2 million miles of roadway. Our most detailed coverage includes extensive road, route and related travel information, including road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, our database currently includes over 14 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

Our multi-step database creation, maintenance and delivery process combines our use of proprietary software and technologies with the efforts of a dedicated field force of over 500 employees around the world. This process allows us to effectively collect, update and verify road network data with a level of quality and accuracy that allows us to deliver a superior product to our customers. Due to the complexity of our database building process and the depth and breadth of the information it contains, we believe it would take substantial time and resources for a new market entrant to build a digital map database with a comparable level of detail and accuracy.

Corporate Information

We originally incorporated in the State of California in August 1985 as Karlin & Collins, Inc., and reincorporated in the State of Delaware in September 1987 as Navigation Technologies Corporation. In February 2004, we changed our name to NAVTEQ Corporation. In August 2004, we completed an initial public offering and our common stock began trading on the New York Stock Exchange under the symbol “NVT.” Our principal executive offices are located at 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654, and our telephone number at that address is (312) 894-7000. We maintain a web site at www.navteq.com. Information contained on, or that may be accessed through, our web site is not part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors described below and all other information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We derive a significant portion of our revenue from a limited number of customers, and if we are unable to maintain these customer relationships or attract additional customers, our revenue will be adversely affected.

For the years ended December 31, 2002, 2003 and 2004, revenue from BMW AG and Harman International Industries, Inc., our top two customers, accounted for approximately 28%, 29% and 26%, respectively, of our total revenue. In addition, during those three years, sales to our top 15 customers accounted for approximately 75%, 75% and 78% of our revenue, respectively. Although we have achieved some success in expanding our customer base, we anticipate that a limited number of customers will continue to represent a significant percentage of our revenue for the foreseeable future. In addition, although we have contractual arrangements with most of our key customers, the majority of these arrangements are not long term and generally do not obligate our key customers to make any minimum or specified level of purchases. Therefore, our relationships with these key customers may or may not continue in the future, and we are not guaranteed any minimum level of revenue from them. We cannot assure you that our revenue from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key customers, or fewer or smaller orders from them, would adversely affect our revenue.

The market for products and services incorporating our map database is evolving and its rate of growth is uncertain.

Our success depends upon our customers’ abilities to successfully market and sell their products incorporating our database. Continued growth in the adoption of route guidance products in the automotive industry and in the consumer mobile device industry (in products such as mobile phones, PDAs and PNDs), technological improvements in wireless devices, such as inclusion of GPS capabilities in mobile devices and increases in functional memory, and continued development by our current and potential customers of dynamic navigation, route planning, location-based services, asset tracking and other geographic-related products and services incorporating our database, are critical to our future growth. If our customers do not continue to successfully develop and market new products and services incorporating our database, or the products that our customers develop and market do not meet consumer expectations, our revenue and operating results will be adversely affected.

Growth in the market for vehicle navigation products and services historically has occurred first in Europe and then in North America. If the market growth in North America is not consistent with the growth we have experienced in Europe, our ability to grow our revenue will be adversely affected.

Our product offering is not diversified and if we attempt to diversify, we may not be successful.

Our map database is our principal product, and a substantial majority of our revenue is attributable to the licensing of our database for route guidance applications. Consequently, if the market for existing and new products and services incorporating our database declines or does not continue to grow, our business would be seriously harmed because we currently do not have additional products or services that would generate sufficient revenue to enable us to sustain our business while seeking new markets and applications for our database. In addition, any attempt by us to diversify our product and service offerings may not be successful and may cause us to divert resources and management attention away from our core business, which could adversely affect our financial position, reputation and relationships with our customers.

If we are unable to manage our growth effectively, our profitability and ability to implement our strategy will be adversely affected.

Our continued growth has and will continue to place significant demands on our managerial, operational and financial resources. To accommodate this growth and successfully execute our strategy, we will need to continue to hire additional qualified personnel and implement new or upgraded operating and financial systems and internal operating and financial controls and procedures throughout our company. Our inability to expand and integrate these additions and upgrades in an efficient and timely manner could cause our expenses to increase, revenue to decline and could otherwise adversely affect our profitability and ability to implement our strategy.

We derive the majority of our revenue from the use of our map database in vehicle navigation systems and fluctuations in the condition of the automotive market may result in fluctuations in the demand for products incorporating our database.

The use of our database in vehicle navigation systems, which we supply directly and indirectly to automobile manufacturers, historically has accounted for a substantial majority of our revenue. Approximately 82%, 83% and 82% of our revenue for the years ended December 31, 2002, 2003 and 2004, respectively, were generated by the sale of our database for use in new automobiles equipped with navigation systems. Any significant downturn in the demand for these products would materially decrease our revenue. The automotive market historically has experienced fluctuations due to increased competition, economic conditions and circumstances affecting the global market for automobiles generally, and additional fluctuations are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Our profitability will suffer if we are not able to maintain our license fees.

Our profitability depends significantly on the prices we are able to charge customers for our data and other services. The license fees we charge our customers are affected by a number of factors, including:

•                                          our customers’ perception of the quality of our data and other products and services;

•                                          the proliferation of navigation applications in lower-cost products and services and market acceptance of those products and services;

•                                          our customers’ expectations of lower license fees as a result of economies of scale, customer-imposed efficiency improvements and decreases in prices of hardware and software incorporating our database;

•                                          competition;

•                                          advances in technology that reduce the cost of geographic data acquisition;

•                                          introduction of new services or products by us or our competitors;

•                                          pricing policies of our competitors;

•                                          price sensitivity of end-users of navigation products and services; and

•                                          general economic conditions.

Any one or a combination of these factors could cause a decline in our license fees and thus, adversely affect our revenue and profitability. In addition, the success of our pricing policies is based, in part, on our assessment of the evolution of the market for products and services incorporating navigation applications, which is uncertain, and our ability to correlate the price we charge for various uses of our database. If either our assessment of the market evolution or our price correlations turn out to be incorrect, then our revenue and profitability may be adversely affected.

The automotive market and the market for mobile devices are highly competitive and manufacturers in these markets are continually looking for ways to reduce the costs of components included in their products in order to maintain or broaden consumer acceptance of those products. Because our map database is a component incorporated in automotive, mobile phone and handheld navigational systems, we face pressure, from time to time, from our customers to lower our database license fees. We have in the past, and may in the future, need to lower our license fees to preserve customer relationships or extend use of our database to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our database or other benefits to offset fully the effects of these adjustments.

In addition, increased competition has affected our ability to maintain the level of our prices. If price adjustments resulting from increased competition are not offset by increases in sales of our database, our revenue and profitability could be adversely affected.

Increased competition could result in price reductions, reduced profit margins or loss of market share by us.

The market for map information is highly competitive. We compete with other companies and governmental and quasi-governmental agencies that provide map information to a wide variety of users in a wide range of applications with varying levels of functionality.

We currently have several major competitors in providing map information, including Tele Atlas N.V. and numerous European governmental and quasi-governmental mapping agencies (e.g., Ordnance Survey in the United Kingdom) that license map data for commercial use. Tele Atlas offers detailed map data for Western Europe and the United States. In July 2004, Tele Atlas acquired Geographic Data Technology, Inc. (GDT), a digital map data company in the United States, and, as a result, it may be more difficult for us to compete effectively with the combined company. Governmental and quasi-governmental agencies also are making more map data information available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database.

In addition, some of our customers prefer to license data from several vendors in order to diversify their sources of supply and to maintain competitive and pricing pressures. Increased competition from our current competitors or new market entrants (which may include our customers), actions taken by our customers to diversify their sources of supply and increase pricing pressure, the acquisition of GDT by Tele Atlas and other competitive pressures may result in price reductions, reduced profit margins or loss of market share by us.

One of our primary competitors has filed a complaint against us alleging various anti-competitive and tortious acts which could adversely affect our business, results of operations and financial condition.

On April 22, 2005, Tele Atlas filed a complaint against us in the United States District Court for the Northern District of California. The complaint alleges that we have violated Sections 1 and 2 of the Sherman Act, Section 3 of the Clayton Act, and Sections 16720, 16727 and 17200 of the California Business and Professions Code, and that we have intentionally interfered with Tele Atlas’s contractual relations and prospective economic advantage with third parties, by allegedly excluding Tele Atlas from the market for digital map data for use in navigation system applications in the United Sates through exclusionary and predatory practices. More specifically, Tele Atlas’s complaint alleges that we, through our license under U.S. Patent No. 5,161,886, control a predominant share of the alleged relevant technology market consisting of methods for displaying portions of a topographic map from an apparent perspective view outside and above a vehicle in the United States, and have entered into patent licenses and/or other arrangements in a manner that violates the aforesaid laws. Tele Atlas seeks preliminary and permanent injunctive relief, unspecified monetary, exemplary and treble damages, and costs and attorneys’ fees of suit. Based on our preliminary review of the complaint, we believe that the allegations are without merit. However, we are continuing to evaluate the matter with counsel. We intend to take all necessary steps to vigorously defend ourselves against this action; however, because this matter is in a very early stage, we cannot predict its outcome or potential effect, if any, on our business, financial condition or results of operations. A negative outcome could adversely affect our business, results of operations and financial condition. Even if we prevail in this matter, we may incur significant costs in connection with its defense, experience a diversion of management time and attention, realize a negative impact on our reputation with our customers and face similar governmental and private actions based on these allegations.

We have historically incurred operating losses and we may not achieve sustained profitability.

Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception. For the years ended December 31, 2000 and 2001, we had operating losses of $51,300 and $28,900, respectively, and net losses of $109,600 and $116,500, respectively. As of December 31, 2004, we had an accumulated deficit of $467,714.  Although we have achieved an operating profit and a net profit for each of the last three fiscal years, we cannot assure you that our revenue will continue to grow at its current rate or that we will be able to maintain profitability in the future.

Our dependence on our vehicle navigation systems manufacturer customers for compilation services could result in a material decrease in our revenue or otherwise adversely affect our business.

For vehicle navigation systems, we rely on our vehicle navigation systems manufacturer customers to compile copies of our map database into their proprietary formats. This can be a time and labor intensive and complex process. In some cases, these customers also are responsible for distributing the compiled database to the automobile manufacturers. If these customers do not compile or distribute our map database in a timely manner and consistent with the requirements of the automobile manufacturers, our reputation and relationships with the automobile manufacturers could be adversely affected. In other cases, our navigation systems manufacturer customers compile our map database and then return a master copy to us. We then distribute copies of the database to the automobile manufacturers in exchange for a distribution fee. If these customers do not fulfill their obligations to us to compile our map database, or to the extent we have not entered into agreements clearly specifying their obligations or fail to do so in the future, we may not be able to satisfy our obligations to automobile manufacturers, which could result in our contractual liability to these automobile manufacturers, and would likely decrease our revenue and adversely affect our business. Our vehicle navigation systems manufacturer customers also could decide not to provide compilation services to us, which would prevent us from providing distribution services to the automobile manufacturers with respect to these customers’ navigation systems, and would result in a material decrease in our revenue.

We derive a significant portion of our revenue from our international operations and economic, political and other inherent risks of international operations may adversely affect our financial performance.

We have approximately 123 satellite and administrative offices in 19 countries worldwide. We have substantial operations in Europe. Approximately 68%, 66% and 68% of our total revenue for the years ended December 31, 2002, 2003 and 2004, respectively, were attributable to our European operations. We expect a significant portion of our revenue and expenses will be generated by our European operations in the future. Accordingly, our operating results are and will continue to be subject to the risks of doing business in foreign countries, which could have a material adverse effect on our business. We also collect data in various foreign jurisdictions and outsource some software development and data production functions in foreign jurisdictions. The key risks to us of operating in foreign countries include:

•                                          reduced or inadequate intellectual property protections and/or high rates of intellectual property piracy in some jurisdictions;

•                                          multiple, conflicting, vague and changing laws and regulations, including tax laws, employment laws, governmental approvals, permits and licenses;

•                                          restrictions on the movement of cash;

•                                          general political and economic instability;

•                                          restrictions on the import and export of technologies;

•                                          price controls or restrictions on exchange of foreign currencies;

•                                          trade barriers, including tariffs and other laws and practices that favor local companies;

•                                          maintenance of quality standards for outsourced work; and

•                                          difficulties and costs in staffing and managing foreign subsidiary operations, including cultural differences.

We expect to continue to expand internationally into other countries and regions, including into emerging economies, where we believe that many of these risks are increased. In some cases, this expansion may require or result in investments in or acquisitions of local companies or other strategic relationships, any of which may involve these risks.

Currency translation risk and currency transaction risk may adversely affect our results of operations.

Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. For the year ended December 31, 2004, we generated approximately 68% of our total revenue, and incurred approximately 48%  of our total costs in foreign currencies. Our European operations reported revenue of $267,541 for the year ended December 31, 2004. For the year ended December 31, 2004, approximately $17,649 (or approximately 4%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2003, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $2,200 change in our revenue and a $1,000 change in our operating income. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in Europe or the United States. Given the volatility of exchange rates, we may not be able to manage effectively our currency translation and/or transaction risks, which may adversely affect our financial condition and results of operations.

We are subject to income taxes in many countries because of our international operations and we exercise judgment in order to determine our provision for income taxes. Because that determination is an estimate, we cannot be certain that our income tax provisions and accruals will be adequate.

We are subject to income taxes in many countries, jurisdictions and provinces. Our international operations require us to exercise judgment in determining our global provision for income taxes. Regularly, we make estimates where the ultimate tax determination is uncertain. While we believe our estimates are reasonable, we cannot assure you that the final determination of any tax audit or tax-related litigation will not be materially different from that reflected in our historical income tax provisions and accruals. The assessment of additional taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

We may not generate sufficient future taxable income to allow us to realize our deferred tax assets.

We have a significant amount of tax loss carryforwards and interest expense carryforwards that will be available to reduce the taxes we would otherwise owe in the future. We have recognized the value of a portion of these future tax deductions in our consolidated balance sheet at December 31, 2004. The realization of our deferred tax assets is dependent upon our generation of future taxable income during the periods in which we are permitted, by law, to use those assets. We exercise judgment in evaluating our ability to realize the recorded value of these assets, and consider a variety of factors, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which the evidence can be verified objectively. While we believe that sufficient positive evidence exists to support our determination that the realization of our deferred tax assets is more likely than not, we cannot assure you that we will have profitable operations in the future that will allow us to fully realize those assets.

Increased governmental regulation may place additional burdens on our business and adversely affect our ability to compete.

Although we do not believe governmental regulation has had a material effect on our business and operations to date, it is possible that we will experience the effects of increased regulation in the future. In Europe and the United States, the combination of heightened security concerns and the increase in the breadth and accuracy of our map database could result in more restrictive laws and regulations, such as export control laws, applicable to our database. In addition, automobile safety initiatives may result in restrictions on devices that use our database. As we continue to expand our geographic coverage, policies favoring local companies and other regulatory initiatives may result in export control laws and other restrictions on our ability to access, collect and use map data or otherwise conduct business in various countries throughout the world. Our failure to comply with local policies and regulations could result in a number of adverse consequences, including loss of access to map data, restrictions or prohibitions on our use of map information, financial penalties, criminal sanctions or loss of licenses or other authority to do business in those jurisdictions. Any of these occurrences could adversely affect our ability to complete, improve, license or distribute our database, which could result in a competitive disadvantage for us and the possible loss of customers and revenue.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2005, at which time we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. This report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal control.

While we currently believe our internal control over financial reporting is effective, we are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2005, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

While we currently anticipate being able to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and any required remediation. If we are not able to comply with the requirements of Section 404 in a timely manner or if our auditors are not able to complete the procedures required to support their attestation report, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

If we cannot retain our existing management team or attract and retain highly skilled and qualified personnel, our business could be adversely affected.

Our success depends to a significant degree on the skills, experience and efforts of our current executive officers, including Judson C. Green, President and Chief Executive Officer, David B. Mullen, Executive Vice President and Chief Financial Officer, John K. MacLeod, Executive Vice President, Global Marketing and Strategy and M. Salahuddin Khan, Senior Vice President, Technology & Development and Chief Technology Officer and our other key employees, including management, sales, support, technical and services personnel. Qualified employees are in high demand throughout technology-based industries, and our future success depends in significant part on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If we are unable to integrate acquired companies effectively, our business could be adversely affected.

We may pursue acquisitions of existing companies in order to grow our business, to expand the scope and breadth of our database and to diversify our products and services.  On July 8, 2005, we acquired Picture Map International Co., Ltd., a South Korean digital map company, through our wholly owned subsidiary, NAVTEQ B.V.  We cannot assure you that we will be able to integrate this company or any future acquisitions successfully, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions. If we do not successfully integrate acquired companies, the attention of our management may be diverted and our business, financial condition and results of operations could be adversely affected.

If we fail to adapt our map database to changes in technology, we could lose our existing customers and be unable to attract new business.

The market for products and services incorporating digital map information is evolving and is characterized by rapid technological change, changes in customer requirements, the introduction of new products and services and enhancements to existing products and services. Although our database currently can be used by our customers in a wide variety of applications, we will need to be able to maintain the compatibility of our map database with new products and services introduced as a result of technological changes. If we are unable to do so, demand for our database could decline and our revenue would be adversely affected.

If we fail to establish and maintain relationships with third party sources of data used in our map database, our business is likely to suffer.

We depend upon third party sources for data to build, maintain and enhance our database. In certain cases, this data is readily available only from limited third party sources and/or at significant cost. We cannot assure you that we will be successful in maintaining our relationships with our current third party sources or that we will be able to continue to obtain data from them on acceptable terms or at all. We also cannot assure you that we will be able to obtain data from alternative sources if our current sources become unavailable. In some cases, we may obtain data on less favorable terms in order to satisfy our customers’ requirements. In addition, we may be unable to obtain data from additional sources that would allow us to enhance our existing coverage and expand our geographic coverage. Our rights to use any data we obtain may be limited in scope and duration and subject to various other terms and restrictions that may reduce its usefulness to us. Our inability to obtain data from our current sources or additional or alternative sources, or to use the acquired data for our intended purposes, may impair or delay the further development, updating and distribution of our database. Any impairments or delays may adversely affect our relationships with our customers and cause us to lose revenue. Further, if we must pay more for the data than we have in the past or acquire data on unfavorable terms to satisfy customer requirements, our profitability may be adversely affected.

If our customers do not accurately report the amount of license fees owed to us, we will not receive all of the revenue to which we are entitled.

Except with respect to our automobile manufacturer customers for whom we make and distribute copies of our database, we rely on our customers to report the amount of license fees owed to us under our agreements with them. The majority of our agreements, including those with our key customers, give us the right to audit their records to verify this information. However, these audits can be expensive, time-consuming and possibly detrimental to our ongoing business relationships with our customers. As a result, to date we have only audited a small number of customers in any given year and have relied primarily on the accuracy of our customers’ reports. To the extent those reports are inaccurate, the revenue we collect from our customers could be materially less than the amount we should be receiving from them. Though we believe the revenue lost from underreporting has not been material historically, we cannot estimate the impact of underpayments in the future.

Errors or defects in the database we deliver to customers may expose us to risks of product liability claims and adversely affect our reputation, which could result in customer loss, decreased revenue, unexpected expenses and loss of market share.

The use of our data in route guidance products and other navigation products and applications involves an inherent risk of product liability claims and associated adverse publicity. Claims could be made by our customers if errors or defects result in failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors or defects in our map database. Our potential exposure may increase as products and services incorporating our map database begin to be used more widely in emergency response or other safety-related applications and as the information included in earlier versions of our map database becomes dated or obsolete. In addition, errors or defects in our database may require us to participate in product recalls, or cause us to voluntarily initiate a recall in order to maintain good customer relationships.

Product liability claims present a risk of protracted litigation, substantial money damages, attorneys’ fees, costs and expenses, and diversion of management’s attention from the operation of our business. Although we have not had any product liability claims brought against us to date, we cannot assure you that claims will not be brought in the future. We attempt to mitigate the risks of product liability claims through the use of disclaimers, limitations of liability and similar provisions in our license agreements; however, we cannot assure you that any of these provisions will prove to be effective barriers to claims. Recalls also may be costly and divert management’s attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of product liability claims. Providing indemnification or contesting indemnification claims from our customers may result in our incurring substantial costs and expenses. In some cases, purchase orders submitted by our customers purport to incorporate certain customer-favorable contractual terms and conditions which, if given effect, could increase our potential product liability and recall liability exposure. In addition, adverse publicity may reduce our customers’ willingness to incorporate our database and related applications into their products, which would adversely affect our revenue.

Our inability to adequately protect our map database and other intellectual property could enable others to market databases with similar coverage and features that may reduce demand for our database and adversely affect our revenue.

We rely primarily on a combination of copyright laws, trade secrets, patents, database laws and contractual rights to establish and protect our intellectual property rights in our database, software and related technology. We cannot assure you that the steps we have taken or will take to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of databases, software or technologies that are substantially equivalent or superior to ours, and even if we discover evidence of infringement, misappropriation or intellectual property piracy, our recourse against them may be limited or could require us to pursue litigation, which could involve substantial attorneys’ fees, costs and expenses and diversion of management’s attention from the operation of our business. Our database is a compilation of public domain, licensed, otherwise-acquired and independently developed information obtained from various sources such as aerial photographs, commercially available maps and data, government records, other data sources and field observation. Current or potential competitors may be able to use publicly available sources of information and techniques similar to ours to independently create a database containing substantially the same information as our database. Any of these events likely would harm our competitive position.

The laws of some countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts and legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. In addition, as we continue to expand our geographic coverage outside of Europe and North America, there may be little or no intellectual property protection and increased rates of piracy. Further, we recently have begun to outsource some software development and data production functions and license certain data collection tools and know how to third parties located in foreign countries where we believe there is an increased risk of infringement, misappropriation and piracy and an increased possibility that we may not be able to enforce our contractual and intellectual property rights.

Copies of our database that are distributed to end-users do not always include effective protection against unlawful copying. While we attempt to stop data piracy, our database is sometimes illegally copied and sold through auction sites and other channels.

We may face intellectual property infringement claims that could be time consuming, costly to defend and result in our loss of significant rights.

Due to the uncertain and developing nature of this area of intellectual property law, we cannot assure you that claims of infringement or similar claims will not be asserted against us. Various public authorities and private entities claim copyright or other ownership of or protection with respect to certain data and map information that we use in our database. Although our general policy is to seek to obtain licenses or other rights where necessary or appropriate, we cannot assure you that we have obtained or will be successful in obtaining all of these licenses or rights. In the event that claims are asserted against us, we may be required to obtain one or more licenses from third parties. We may or may not be able to obtain those licenses at a reasonable cost or at all. Also, if we are found to have infringed the intellectual property rights of a third party, we may be subject to payment of substantial royalties or damages, or enjoined or otherwise prevented from marketing part or all of our database, software or related technologies and/or products which would incorporate our database, software or related technologies, any of which could cause us to lose revenue, impair our customer relationships and damage our reputation.

We also claim rights in our trademarks and service marks. Certain of our marks are registered in Europe, the United States, and elsewhere and we have filed applications to register certain other marks in these jurisdictions. Marks of others that are the same or similar to certain of our marks currently exist or may exist in the future. We cannot assure you that we will be able to continue using certain marks or that certain of our marks do not infringe the marks of others. We have licensed others to use certain of our marks in connection with our database and software and expect to continue licensing certain of our marks in the future. Licensees of our marks may take actions that might materially and adversely affect the value of our marks or reputation.

Our intellectual property indemnification practices and potential obligations may adversely affect our business.

Our license agreements with our customers generally contain indemnification provisions which, in certain circumstances may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These indemnification provisions and other actions by us may result in indemnification claims or claims of intellectual property right infringement.

In some instances, the potential amount of the indemnities may be greater than the revenue we receive from the customer. Any indemnification claims or related disputes or litigation, whether ultimately we are or are not required to provide indemnification, could be time-consuming and costly, damage our reputation, prevent us from offering some services or products, or require us to enter into royalty or licensing arrangements, which may not be on terms favorable to us.

Our technology systems may suffer failures and business interruptions that could increase our operating costs and cause delays in our operations.

Our operations face the risk of systems failures. Although we believe we have sufficient disaster recovery plans and redundant systems in place, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking break-ins and similar events. The occurrence of a natural disaster or unanticipated problems with our technology systems at our production facility in Fargo, North Dakota, at the location of the mainframe computer that stores our map database or at our offices in Chicago, Illinois and Veldhoven, The Netherlands could cause interruptions or delays in the ongoing development and enhancement of our map database and related software, and inhibit our ability to timely deliver our database to our customers, which in turn could cause us to lose customers or revenue. Our technology systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints.

In addition, we are in the process of migrating our computer systems related to our database to a new platform, and during this process we are incurring both the costs associated with migrating and maintaining our legacy systems. While we cannot assure you that there will not be unanticipated costs, we do not believe that the costs associated with the migration will be material to our results of operations. Hardware failure or software errors occurring in our legacy systems or during repair or after the completion of this migration could result in errors in our database, which could cause us to have to repair and re-ship our database to some customers and hinder our ability to timely deliver our database to our customers. Repairs and reshipments of our data could result in a material increase in our operating costs and subject us to liability from our customers and end-users. Delays in completing the migration also could inhibit our ability to enhance and improve our database, which could adversely affect our ability to compete.

We are required to achieve and maintain various quality assurance standards, and if we are unable to do so, our key customers may not do business with us.

Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. Although we have achieved many of these certifications, we cannot assure you that we will be able to continue to meet these standards in the future or that our customers will not require us to obtain and maintain certifications under different or more stringent standards in the future, which we may or may not be able to accomplish. If we are unable to do so, those customers may refuse to do business with us, which could materially reduce our revenue and adversely affect our reputation.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting policies. A change in those accounting principles or interpretations could have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced or adopted.

Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting certain aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. In December 2004, the FASB issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” which amends SFAS No. 123 to require the recognition of employee stock options as compensation expense based on their fair value at the time of grant (with limited exceptions). On April 14, 2005, the SEC amended the compliance dates to require SFAS No. 123(R) to be effective for fiscal years beginning after June 15, 2005. These new rules will require us to change our accounting policy and record an expense for our stock-based compensation plans using the fair value method and will result in additional accounting charges to us.

Risks Related to Ownership of Our Common Stock

Our stock price may decline due to future sales of shares by our other stockholders.

Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All of our outstanding shares of common stock are freely transferable without restriction or further registration under the Securities Act of 1933, subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act. Shares issuable upon exercise of our options also may be sold in the market in the future and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.

 Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

The price of our common stock may fluctuate widely, depending upon many factors, including the market’s perception of our prospects and those of geographic data providers in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general economic or market conditions and broad market fluctuations. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Stock prices for technology-related companies have experienced significant price and volume volatility. Companies that experience volatility in the market price of their securities often are subject to securities class action litigation. This type of litigation, if instituted against us, could result in substantial costs and divert management’s attention and resources away from our business.

Our quarterly revenue and operating results are difficult to predict and if we do not meet quarterly financial expectations our stock price may experience increased volatility.

Our quarterly revenue and operating results are difficult to predict due to a variety of factors, including the timing of purchases by our customers, the introduction of new products or services by them incorporating our map database and changes in our pricing policies or those of our competitors. These or other factors, many of which are beyond our control, may result in this unpredictability continuing in the future. This could cause our operating results in some quarters to vary from market expectations and lead to volatility in our stock price. We currently do not provide guidance to the marketplace with respect to our quarterly financial results. As such, analysts’ estimates may not reflect our own expectations as to our future financial performance.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may require additional capital in the future, which may not be available to us. Sales of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•                                          take advantage of expansion opportunities;

•                                          acquire complementary businesses or technologies;

•                                          develop new services and products; or

•                                          respond to competitive pressures.

Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us. Historically, we have relied on significant debt and equity financing from Philips to operate our business. Philips is not under any obligation to provide financing to us in the future. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

We do not intend to pay dividends for the foreseeable future.

Except for the special cash dividend that was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004, we have never declared or paid any cash dividends on our common stock. Payment of future cash dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and any limitations on dividend payments included in any financing or other agreements that we may be party to at the time. Our existing credit facility currently restricts our ability to pay dividends. Consequently, investors cannot rely on dividend income and your opportunity to achieve a return on your investment in our common stock will likely depend entirely upon any future appreciation in the price of our stock. There is no guarantee that the price of our common stock will appreciate in the future or that the price at which you purchased your shares will be maintained.

Delaware law and our certificate of incorporation and bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.

Certain provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

•                                          the ability by our board of directors to issue preferred stock with voting or other rights or preferences;

•                                          our stockholders may only take action at a meeting of our stockholders and not by written consent; and

•                                          our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders.

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “may,” “will,” “should” and “estimates,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecast in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus and the documents incorporated by reference might not occur. These risks and uncertainties include, among others, those described in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference. You are cautioned not to place undue reliance on these forward-looking statements. You should read this prospectus, and the documents incorporated in or referred to in this prospectus, including documents filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, with the understanding that actual future results and events may be materially different from what we currently expect.

The forward-looking statements included in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

On July 8, 2005, we acquired Picture Map International Co., Ltd., a South Korean digital map company (PMI), through our wholly owned subsidiary, NAVTEQ B.V., pursuant to a stock purchase agreement dated the same date by and among us, NAVTEQ B.V., PMI and the selling stockholders.  Under the agreement, NAVTEQ B.V. acquired all of the outstanding shares of PMI for an aggregate purchase price of US $28,500,000, subject to post-closing adjustments based on working capital and net indebtedness.  Each of the selling stockholders received the stockholder’s proportionate share of thirty percent of the purchase price in cash.  The selling stockholders also received cash through a payment agent in Korea for the remaining seventy percent of the purchase price, but the selling stockholders were then required to use this cash to purchase an aggregate of 545,069 shares of our common stock.  Under the agreement, we are obligated to register these shares held by selling stockholders for resale as soon as commercially practicable after August 6, 2005.

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 9, 2005 by each of the selling stockholders and the maximum number of shares that may be sold hereunder.  The number of shares that may be actually sold by any selling stockholders will be determined by the selling stockholders. Because the selling stockholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of or percentage of total shares of common stock that will be held by the selling stockholders upon termination of the offering.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Percentage ownership in the following table is based on 90,822,725 shares of common stock outstanding on August 10, 2005.

Name	Number of Shares Beneficially Owned Before the Offering	Percentage of Shares Owned Before the Offering		Maximum Number of Shares to be Offered

Yong Won Lee(1)	181,479		*	181,479
Su Hyuk Hwang	20,923		*	20,923
Jong Seok Baek(1)	43,127		*	43,127
Sang Ho Yoon(1)	12,596		*	12,596
Sa Min Kim(2)	27,755		*	27,755
Ha Seok Lee	2,135		*	2,135
Hyeong Seog Lee	2,135		*	2,135
Hyun Sub Kim(1)	17,934		*	17,934
Kye Sun Jang(1)	11,956		*	11,956
Hyung Keun Seo	8,540		*	8,540
Yoo Seong Song	19,770		*	19,770
Jong Hwan Kim	8,540		*	8,540
Kwang Hyun Lee	9,479		*	9,479
Myung Seok Yang	4,270		*	4,270
Jung Won Kim	4,270		*	4,270
Un Sik Kim(1)	7,045		*	7,045
Sung Hoon Kim	2,135		*	2,135
Min Ho Cho	640		*	640
Kyung Ok Lee	427		*	427
Woo Hyun Lim	9,821		*	9,821
Yong Oh Jung	3,843		*	3,843
Bu Mi Ok	427		*	427
Hyoung Seok Lee(1)	4,270		*	4,270
Hak Tae Kim	2,135		*	2,135

Jin Hoo Kim	4,270	*	4,270
Chang Joo Kim	12,810	*	12,810
ICI Captial Ltd.	12,810	*	12,810
NTC 02-8KTIC Venture Fund(3)	35,582	*	35,582
Korea Technology Investment Corp.(4)	35,582	*	35,582
Mirae Asset H&B Venture Investment #1(5)	37,775	*	37,775
Mirae Asset Venture Investment #3(6)	37,775	*	37,775
MIC2001-5 KTAC Partnership 4	16,424	*	16,424
Hyung Tae Kim(2)	8,540	*	8,540
Jai Yeol Jung(1)	4,270	*	4,270
Han Suk Choi(1)	4,270	*	4,270
Ho Seok Jee(1)	1,067	*	1,067
Yung Jung Ji(1)	533	*	533
Young Jun Kim(1)	533	*	533
Nam Young Oh(1)	533	*	533

Total	545,069	*	545,069

*Less than 1%

(1) This stockholder is an employee of PMI, which we own indirectly through NAVTEQ B.V., our wholly-owned subsidiary.

(2) This stockholder was formerly an employee of PMI, which we own indirectly through NAVTEQ B.V., our wholly-owned subsidiary.

(3) Includes shares owned by Korea Technology Investment Corp., which is the general partner of NTC 02-8KTIC Venture Fund. Korea Technology Investment Corp. has sole voting and dispositive power over the shares owned by NTC 02-8KTIC Venture Fund.

(4) Includes shares owned by NTC 02-8KTIC Venture Fund, of which Korea Technology Investment Corp. is the general partner. Korea Technology Investment Corp. has sole voting and dispositive power over the shares owned by NTC 02-8KTIC Venture Fund.

(5) Includes shares owned by Mirae Asset Venture Investment #3, which is managed by Mirae Asset Venture Investment Co., Ltd., who is also the general partner of Mirae Asset H&B Venture Investment #1. Mirae Asset Venture Investment Co., Ltd. has sole voting and dispositive power over the shares owned by each of Mirae Asset H&B Venture Investment #1 and Mirae Asset Venture Investment #3.

(6) Includes shares owned by Mirae Asset H&B Venture Investment #1, which is managed by Mirae Asset Venture Investment Co., Ltd., who is also the general partner of Mirae Asset Venture Investment #3. Mirae Asset Venture Investment Co., Ltd. has sole voting and dispositive power over the shares owned by each of Mirae Asset H&B Venture Investment #1 and Mirae Asset Venture Investment #3.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders to permit the selling stockholders and their pledges, donees, transferees or other successors in interest (collectively, the “selling stockholders”) to offer for sale or to sell shares of common stock covered by this prospectus.  The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale.  Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, through an exchange distribution in accordance with the rules of the New York Stock Exchange, or a combination of such methods of sale or any other method permitted pursuant to applicable law, at market prices prevailing at the time of sale, or at negotiated prices.  All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us.  Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.  We will not receive any of the proceeds from these sales.

The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals.  In the case of broker-dealers, the selling stockholders may enter into option or other transactions with a broker-dealer, which requires the delivery to the broker-dealer of the shares.  The broker-dealer may then resell or otherwise transfer the shares under this prospectus.  In effecting sales, broker-dealers may arrange for other broker-dealers to participate in the resales.   Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions), and will be in amounts to be negotiated in connection with the sale.  The selling stockholders may also loan or pledge the shares to a broker-dealer.  The broker-dealer may sell the loaned shares, or upon a default, the broker-dealer may sell the pledged shares under this prospectus.

The shares will be sold only through registered or licensed broker-dealers if required under applicable state securities laws.  In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available or complied with.

To the extent required, we will amend or supplement this prospectus to describe a specific plan of distribution.  If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, the amendment or supplement will disclose:  (i) the name of each selling stockholder and of the participating broker-dealer(s); (ii) the number of shares involved; (iii) the price at which the shares were sold; (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable; (v) that a broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (vi) other facts material to the transaction.

The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.  We have agreed to indemnify each selling stockholder against certain liabilities, including certain liabilities arising under the Securities Act, Exchange Act, state securities or blue sky laws.  The selling stockholders have also agreed to similarly indemnify us and may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.  In the event of a distribution of the shares, the selling stockholders and any selling broker or dealer and any affiliated purchasers may be subject to Regulation M under the Exchange Act, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his, her or its’ participation in that distribution is completed.  In addition, Regulation M also prohibits any bid or purchase for the purpose of pegging, fixing or stabilizing the price of our common stock in connection with any sales hereunder.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than under this prospectus, provided they meet the criteria and conform to the requirements of such Rule, and may resell all or a portion of their shares pursuant to one or more exemptions from the registration provisions of the Securities Act, if applicable, including Regulation S.

Certain employees of PMI have agreed not to sell or transfer any shares of our common stock held by such employees until November 1, 2006; provided, however, that if this registration statement has been declared effective by the SEC and remains effective or an exemption from the registration requirements of the Securities Act is available, each such employee shall be entitled to sell up to thirty-five percent (35%) of such common stock.  In addition, 116,803 shares of common stock held by Mr. Yong Won Lee, one of the selling stockholders named in this prospectus, are being held in escrow, with a portion of the shares to be released on July 8, 2007 and the remaining shares to be released on July 8, 2009, subject to the satisfaction of certain claims under the stock purchase agreement by among us, NAVTEQ B.V., PMI and the selling stockholders.

LEGAL MATTERS

Pepper Hamilton LLP, Washington, D.C., will pass upon the validity of the shares of common stock offered hereby.

EXPERTS

Our consolidated financial statements appearing in our annual report on Form 10-K, as amended, for the year ended December 31, 2004 have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report included in the Form 10-K/A and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon the report of KPMG LLP upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock that may be sold by the selling stockholders, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part of, or incorporated by reference into, that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission’s public reference rooms. In addition, the Securities and Exchange Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy and information statements and other information are available on our web site, http://www.navteq.com, and are available for inspection and copying at the public reference facilities and Securities and Exchange Commission’s website referred to above.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the Securities and Exchange Commission:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the amendment to our Annual Report filed on Form 10-K/A;

•                  The description of our common stock contained in our Registration Statement on Form 8-A filed on August 2, 2004 under Section 12(b) of the Exchange Act;

•                  Our Current Report on Form 8-K filed on March 25, 2005;

•                  Our Definitive Proxy Statement dated April 1, 2005, with respect to our 2005 Annual Meeting of Stockholders to be held on May 11, 2005;

•                  Our Current Report on Form 8-K/A filed on April 21, 2005;

•                  Our Current Report on Form 8-K filed on April 27, 2005;

•                  Our Quarterly Report on Form 10-Q filed on April 29, 2005;

•                  Our Current Report on Form 8-K filed on May 3, 2005;

•                  Our Current Report on Form 8-K filed on July 12, 2005;

•                  Our Quarterly Report on Form 10-Q filed on July 29, 2005;

•                  Our Current Report on Form 8-K filed on August 8, 2005; and

•                  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the termination of this offering.

Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or replaces such statement. Any statement so modified or superseded shall not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, NAVTEQ Corporation, 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654, telephone (312) 894-7000.